SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No.1)

                   Under the Securities Exchange Act of 1934


                                 Toy Biz, Inc.
                               (Name of Issuer)


                Class A Common Stock, par value $.01 per share
                        (Title of Class and Securities)


                                  892261108
                     (CUSIP Number of Class of Securities)

                               Barry F. Schwartz
                       MacAndrews & Forbes Holdings Inc.
                              35 East 62nd Street
                              New York, NY 10021
                           Telephone: (212) 572-8600
         _____________________________________________________________
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                                 Alan C. Myers
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000


                               November 20, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the
           subject of this Statement because of Rule 13d-1(b)(3) or
           (4), check the following:               ( )

          Check the following box if a fee is being paid with this
          Statement:                               ( )





                                 SCHEDULE 13D

     CUSIP No.  892261108


     _________________________________________________________________
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Andrews Group Incorporated
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )

     _________________________________________________________________
     (3)  SEC USE ONLY


     _________________________________________________________________
     (4)  SOURCE OF FUNDS
          OO

     _________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )


     __________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     _________________________________________________________________
                                     (7)  SOLE VOTING POWER

           NUMBER OF                      13,656,000
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                        7,394,000
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        13,656,000
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER

                                           7,394,000
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,050,000

     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          75.9%
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON
          CO
     _________________________________________________________________





                                 SCHEDULE 13D

     CUSIP No. 892261108


     _________________________________________________________________
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Mafco Holdings Inc.

     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )

     _________________________________________________________________
     (3)  SEC USE ONLY


     _________________________________________________________________
     (4)  SOURCE OF FUNDS
          OO

     _________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )


     __________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     _________________________________________________________________
                                     (7)  SOLE VOTING POWER

           NUMBER OF                      13,656,000
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                        7,394,000
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        13,656,000
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER

                                          7,394,000
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,050,000

     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES
                                     ( )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          75.9%
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON
          CO
     _________________________________________________________________





            This statement amends and supplements the Schedule 13D dated October 25, 1996, relating to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Toy Biz, Inc. ("Toy Biz"), as originally filed with the Securities and Exchange Commission by Andrews Group Incorporated ("Andrews Group") and Mafco Holdings Inc. ("Mafco"). Except as reported herein, there has been no change in the information previously reported in this Schedule 13D.


Item 3.     Source and Amount of Funds or Other Consideration.

            Pursuant to stock purchase agreements (together the "Stock Purchase Agreements"), dated as of November 20, 1996, between Andrews Group and each of Isaac Perlmutter and Avi Arad, the holders of an aggregate of 13,656,000 shares of Class A Common Stock, Andrews Group will, subject to the satisfaction or waiver of the conditions to the Stock Purchase Agreements, purchase all of such shares for an aggregate purchase price of $191,184,000 in cash and $40,000,000 in Andrews Group debt. Andrews Group will pay the cash portion of the purchase price from cash available at the time of the closing of the purchase and, to the extent necessary, from borrowings. The Stock Purchase Agreements are attached hereto as Exhibits A and B.

            In addition, Andrews Group has made a proposal (the "Toy Biz Proposal") to the Board of Directors of Toy Biz for a transaction in which the public stockholders of Toy Biz would receive $19 in cash for each of their shares of Class A Common Stock from Andrews Group or one of its affiliates. The purchase price for the shares would be paid from cash available at the time of the closing of the transaction and, to the extent necessary, from borrowings. The Toy Biz Proposal is attached hereto as Exhibit C.


Item 4.     Purpose of the Transaction

            Andrews Group has entered into the Stock Purchase Agreements and has made the Toy Biz Proposal as a means of acquiring all of the Class A Common Stock. Andrews Group's 80% indirectly-owned, publicly-traded subsidiary, Marvel Entertainment Group, Inc. ("Marvel"), beneficially owns substantially all of the Class B Common Stock, par value $.01 per share, of Toy Biz (the "Class B Common Stock"). It is contemplated that, in con-nection with the Toy Biz Proposal, Toy Biz would become a wholly owned subsidiary of Marvel. See Item 5.


Item 5.     Interest in Securities of the Issuer.

            (a)-(b) As of November 21, 1996, Toy Biz had 20,348,794 outstanding shares of Class A Common Stock and 7,394,000 outstanding shares of Class B Common Stock. The shares of Class B Common Stock are convertible at the option of their holder, Marvel, into an equal number of shares of Class A Common Stock. Accordingly, as a result of the agreements described in Item 4 and Marvel's beneficial ownership of the Class B Common Stock, the Reporting Persons may be deemed to beneficially own in the aggregate 21,050,000 shares of Class A Common Stock, or 75.9% of the Class A Common Stock which would be outstanding upon the conversion of the Class B Common Stock.

            Except as set forth above, the Reporting Persons do not beneficially own any Class A Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            See Item 4 and Exhibits A and B.


Item 7.     Materials to be filed as Exhibits.

            Attached as Exhibit A is a copy of the Stock Purchase Agreement dated November 20, 1996 by and among Andrews Group Incorporated, Zib Inc., Isaac Perlmutter T.A. and Isaac Perlmutter.

            Attached as Exhibit B is a copy of the Stock Purchase Agreement dated November 20, 1996 by and between Andrews Group Incorporated and Avi Arad.

            Attached as Exhibit C is a copy of the Proposal Letter from Andrews Group Incorporated to Toy Biz, Inc. dated November 20, 1996




SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 1996



                                          Andrews Group Incorporated
                                          Mafco Holdings Inc.


                                          By:   /s/ Barry F. Schwartz
                                                Name: Barry F. Schwartz
                                                Title: Executive Vice
                                                President and General Counsel




                                       Exhibit Index

Exhibit A         Stock Purchase Agreement, dated as of November 20, 1996
                  among Andrews Group Incorporated, Zib Inc., Isaac
                  Perlmutter T.A. and Isaac Perlmutter

Exhibit B         Stock Purchase Agreement, dated as of November 20, 1996 by and between Andrews Group Incorporated and Avi Arad

Exhibit C         Proposal Letter from Andrews Group Incorporated to Toy Biz,
                  Inc. dated November 20, 1996